

NEWS FROM
Petroleum Development Corporation

FOR IMMEDIATE RELEASE: May 10, 2007
CONTACT: Steven R. Williams - (304) 842-3597   http://www.petd.com

Petroleum Development Corporation Announces First Quarter
2007 Operating Results, Financial Statement Update

Bridgeport, West Virginia: Petroleum Development Corporation (NASDAQ GSM: PETD)   (the "Company") had previously reported that it was unable to file its Annual Report on Form 10-K for the year ended December 31, 2006 ("2006 Form 10-K") by March 16, 2007, because it had not yet completed the preparation of its financial statements for the year ended December 31, 2006. The Company had fully anticipated filing its 2006 Form 10-K prior to its appearing before the NASDAQ Listing Qualifications Panel on May 10, 2007. While the Company was unable to file its 2006 Form 10-K before its hearing, it has completed the preparation of its 2006 financial statements, and currently the Company's independent auditors are in the process of completing their audit. The Company anticipates filing its 2006 Form 10-K on or before May 18, 2007, and filing its 2007 first quarter Form 10-Q on or before June 29, 2007.

The Company today filed an extension notification with the SEC for its March 31, 2007 Form 10-Q. The Company is not able to represent that it will be able to file its March 31, 2007, Form 10-Q by the extended due date of May 15, 2007. The Company will continue to work diligently toward meeting its filing obligations and becoming current with regard to its filing status, with the target of June 29, 2007.

The Company also announces the results of operations for the first quarter of 2007. The company is expecting net production for the first quarter of 2007 to equal 5.3 Bcfe versus 3.7 Bcfe for first quarter 2006. This represents a 43% increase in production year to year.

Strong production increases were experienced in the Wattenberg field due to the Exco and Unioil acquisitions and the increased non-partnership drilling. Production in the Piceance basin improved from 2006 levels due to the ongoing drilling program, the increased level of non-partnership drilling, and significantly reduced curtailments by PDC's primary gathering company. The Appalachian basin and Michigan basin showed significant gains in Mcfe growth due to PDC's successful efforts in repurchasing selected partnerships in early 2007.

The Company drilled a total of 41.3 net wells during the first quarter of 2007 and conducted 18 recompletion/refrac projects. The Company drilled 39.6 net successful wells and 1.7 net developmental dry holes. This included 12.8 net wells in the Wattenberg field, 14.1 in the Piceance basin, 12 in northeastern Colorado and 0.7 net wells were successfully drilled in the Nesson formation in North Dakota. The 18 recompletion/refrac projects were conducted in the Wattenberg field.

PDC's first quarter 2007 successful net wells compared to 2006 are outlined below:

Three Months Ended March 31		
	2007	**2006**
PDC Successful New Wells	39.6	18.1
PDC Recompletes/Refracs	18	14

Thomas E. Riley, President, stated "Although the Company is disappointed in the delays in the filings, the Company's results from operations in the first quarter are on target with the guidance given in January. With the investments the Company made in late 2006 and into 2007, production will be growing throughout the year."

Current Hedging of Commodity Transactions

The Company has entered into commodity-based derivative transactions to manage a portion of the exposure to price risk associated with its sales of oil and natural gas. The positions in effect as of May 9, 2007, on the Company's share of production by area are shown in the following table.

Month Set	Month	Floors: Monthly Quantity Mmbtu	Floors: Contract Price	Ceilings: Monthly Quantity Mmbtu	Ceilings: Contract Price
Colorado Interstate Gas (CIG) Based Hedges (Piceance Basin)					
Feb-06	Apr 2007 – Oct 2007	44,000	$5.50		
Sep-06	Apr 2007- Oct 2007	194,500	$4.50		
Dec-06	Nov 2007- Mar 2008	100,000	$5.25		
Jan-07	Nov 2007- Mar 2008	100,000	$5.25	100,000	$9.80
May-07	Apr 2008 – Oct 2008	197,250	$5.50	197,250	$10.35
NYMEX Based Hedges - (Appalachian and Michigan Basins)					
Feb-06	Apr 2007 – Oct 2007	85,000	$7.00		
Feb-06	Apr 2007 – Oct 2007	85,000	$7.50	34,000	$10.83
Sep-06	Apr 2007 – Oct 2007	85,000	$6.25		
Jan-07	Apr 2007 – Oct 2007	85,000	$5.25		
Dec-06	Nov 2007 – Mar 2008	144,500	$7.00		
Jan-07	Nov 2007 – Mar 2008	144,500	$7.00	153,000	$13.70
Jan-07	Apr 2008 – Oct 2008	144,500	$6.50	153,000	$10.80
Panhandle Based Hedges (NECO)					
Feb-06	Apr 2007 - Oct 2007	60,000	$6.00		
Feb-06	Apr 2007 – Oct 2007	60,000	$6.50	60,000	$9.80
Jan-07	Apr 2007 – Oct 2007	90,000	$4.50		
Dec-06	Nov 2007 – Mar 2008	70,000	$5.75		
Jan-07	Nov 2007 – Mar 2008	90,000	$6.00	90,000	$11.25
Jan-07	Apr 2008 – Oct 2008	90,000	$5.50	90,000	$9.85
DJ Basin					
Jan-07	Apr 2007 – Oct 2007	161,000	$4.00		
Jan-07	Nov 2007 – Mar 2008	90,000	$5.25	90,000	$9.80
May-07	Apr 2008 – Oct 2008	216,000	$5.50	216,000	$10.35
DJ Basin EXCO					
Jan-07	Apr 2007 – Oct 2007	60,000	$4.00		
Jan-07	Nov 2007 – Mar 2008	30,000	$5.25	30,000	$9.80
May-07	Apr 2008 – Oct 2008	90,000	$5.50	90,000	$10.35
Oil – NYMEX Based (Wattenberg/ND)		**Bbls**			
Sep-06	Jan 2007 – Oct 2007	12,350	$50.00		

About Petroleum Development Corporation

Petroleum Development Corporation (www.petd.com) is an independent energy company engaged in the development, production and marketing of natural gas and oil. The Company operations are focused in the Rocky Mountains with additional operations in the Appalachian Basin and Michigan. During the third quarter of 2004, the Company was added to the S&P SmallCap 600 Index. Additionally, PDC was added to the Russell 3000 Index of companies in 2003.

Certain matters discussed within this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although PDC believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, drilling results, regulatory changes, changes in federal or state tax policy, changes in local or national economic conditions and other risks detailed from time to time in the Company's reports filed with the SEC, including quarterly reports on Form 10-Q, reports on Form 8-K and annual reports on Form 10-K.

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120 Genesis Boulevard • P. O. Box 26 • Bridgeport, West Virginia • Phone: (304) 842-3597